Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands, except share and per share amounts	2013	2012	2013	2012
Net income (loss)	$21,286	$12,915	$49,133	$35,718
Basic weighted average shares	14,144,478	14,026,855	14,120,788	14,004,302
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	263,935	245,622	259,155	250,999

Diluted weighted average shares	14,408,413	14,272,477	14,379,943	14,255,301
Net income (loss) per common share:
Basic	$1.50	$0.92	$3.48	$2.55

Diluted	$1.48	$0.90	$3.42	$2.51